COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994

04054169

SUPPL

17 December 2004

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

pp L Langton

D.A. WYLIE
<u>COMPANY SECRETARY</u>

dw 1/7

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL UPDATE ON PROPOSED ACQUISITION OF SPC ARDMONA AND 2004 TRADING OUTLOOK

Sydney, 17 December 2004: Coca-Cola Amatil Limited (CCA) today provides an update on the SPC Ardmona acquisition, CCA's trading outlook and further information on the acquisition of Parmalat's Northern Territory Coca-Cola licence.

Proposed Acquisition of SPC Ardmona

On 12 November 2004, CCA announced a proposal to acquire all of the shares in SPC Ardmona, via a Scheme of Arrangement (Scheme) for a combination of cash and/or scrip (with a minimum cash offer of $2.05 per share). The Scheme Booklet, containing information in relation to the proposed acquisition and the Scheme and additional information on CCA, its intentions and other corporate matters, is expected to be sent to SPC Ardmona shareholders by the end of December.

The Supreme Court of Victoria has today made orders, under section 411 (1) of the Corporations Act, directing SPC Ardmona to convene a meeting (to be held on 3 February 2005) of its shareholders to consider and vote on the proposed acquisition of SPC Ardmona by CCA.

CCA now provides some key information in relation to the proposed acquisition. The final Scheme Booklet will be made available, after despatch to SPC Ardmona shareholders, on CCA's website (www.ccamatil.com).

- *Key reasons why CCA believes SPC Ardmona shareholders should vote in favour of the Scheme*:
  - CCA's offer represents a significant premium to SPC Ardmona's trading price prior to 11 October 2004, when SPC Ardmona announced it was in merger discussions with National Foods;

Premium to:	All Cash Consideration ($2.08)[1]	50% Cash / 50% Scrip ($2.20)[2]
Closing price on 8 Oct 2004 ($1.63)	27.6%	35.1%
1 month VWAP to 8 Oct 2004 ($1.54)	35.1%	43.0%
3 month VWAP to 8 Oct 2004 ($1.48)	40.5%	48.8%

1. Includes $0.03 SPC Ardmona dividend.
2. Based on 13 December 2004 closing CCA share price of $7.81 and includes $0.03 SPC Ardmona dividend.

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

- CCA's offer represents a very attractive acquisition multiple relative to recent Australian food and beverage merger and acquisition transactions;
- The Independent Expert's Report commissioned by the SPC Ardmona board concludes that, in the absence of an alternative offer on better terms, the Scheme is in the best interests of SPC Ardmona shareholders;
- If the Scheme is rejected, SPC Ardmona's share price is likely to fall. National Foods announced on 10 November 2004 that it had suspended merger discussions with SPC Ardmona. If the Scheme is rejected there is currently no other corporate control transaction involving SPC Ardmona and its share price may revert to prices at which it traded prior to the National Foods announcement;
- The ability for SPC Ardmona shareholders to elect to receive CCA shares provides the opportunity to:
    - become a shareholder in one of Australia's 50 largest companies with a history of delivering above average shareholder returns (CCA's share price, as at 13 December 2004, has increased 31% since 1 January 2002 vs the S&P/ASX 50 Index which has increased 9% and over the same period CCA's total shareholder return has been 44%);
    - participate in the benefits of the SPC Ardmona acquisition; and
    - potentially benefit from CGT rollover relief in respect of any CCA shares received as consideration
- The ability for SPC Ardmona shareholders to elect to receive cash provides certainty of proceeds and certainty of timing; and
- CCA recognises the mutually dependent relationship between SPC Ardmona and its grower suppliers and believes it will be able to grow SPC Ardmona's business faster than would be the case if SPC Ardmona continued as a stand alone entity. This would result in greater demand for fruit and vegetable supplies from SPC Ardmona's grower suppliers.

♦ *Arrangements in relation to reimbursement of costs* - As announced on 12 November 2004, the implementation deed entered into between CCA and SPC Ardmona in relation to the proposed acquisition and Scheme contains certain arrangements in relation to reimbursement of costs. On 15 December 2004, CCA undertook to the Australian Securities and Investment Commission that it will not seek to enforce its rights under the clause of the implementation deed which provides for a payment to be made by SPC Ardmona where

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

SPC Ardmona shareholders do not approve the Scheme and the special resolution to repeal the shareholding restrictions in SPC Ardmona's constitution unless all of the following conditions are satisfied at the time of the SPC Ardmona shareholder meeting:

- a competing transaction has been announced and not withdrawn;
- CCA has not become entitled to payment by SPC Ardmona pursuant to the provisions of the implementation deed relating to a change of recommendation by the SPC Ardmona directors; and
- the competing transaction is a bona fide transaction that is capable of implementation and which CCA reasonably considers would, if implemented, attribute a value to SPC Ardmona shares which is equal to or greater than the greater of (a) the cash consideration payable under the terms of the acquisition proposal as at the date of the SPC Ardmona shareholder meeting and (b) the implied value as at the date of the SPC Ardmona shareholder meeting of the consideration payable under the terms of the acquisition proposal to a shareholder receiving 50% of the consideration in the form of CCA Shares and 50% in the form of cash (based on the trading price of CCA shares on ASX as at the close of trading on the date immediately before the date of the SPC Ardmona shareholder meeting).

♦ *Rationale for the acquisition* - CCA has core competencies in providing leading brands, product and packaging innovation, manufacturing and logistics management and key customer relationship management. By applying these strengths to the SPC Ardmona business, CCA believes that it can create additional value for the expanded CCA group.

CCA believes that SPC Ardmona's leading brands in the ready-to-eat packaged fruit sector are an attractive addition to CCA's portfolio of non-alcoholic ready-to-drink (NARTD) beverage brands, and will provide CCA with additional brands in the fast growing health and well-being categories. Supported by its commitment to invest in innovation and new product development, CCA is expecting that by offering consumers a wider choice of ready-to-eat packaged fruit and vegetable products it will provide greater opportunities for Australian growers.

♦ *CCA's intentions after the acquisition* - If the acquisition proceeds, SPC Ardmona will operate as a separate business unit within CCA. SPC Ardmona's Managing Director, Mr Nigel Garrard, has agreed to continue to lead the SPC Ardmona business and existing management reporting structures are expected to remain largely unchanged. However, to the extent possible and where appropriate, CCA will seek to integrate certain functions of the SPC Ardmona business with its own.

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

CCA proposes to undertake a review of all operating aspects of the SPC Ardmona business once the acquisition is completed. It also proposes, in conjunction with SPC Ardmona's Grower Liaison Committee (comprising representatives of SPC Ardmona's grower suppliers and SPC Ardmona management), to undertake a review in the first 12 months of world's best practices in horticultural systems for deciduous fruit, fruit and vegetable packing and packaging, labour productivity, new product innovation in packaged fruit and vegetables and environmental management.

The review is expected to identify opportunities to grow the SPC Ardmona revenue base (both domestically and internationally), reduce operating costs for both grower suppliers and for SPC Ardmona and improve the quality and reliability of produce supply.

- *Tax matters* - CCA, at any time, has a number of tax audits being undertaken by the relevant authorities in each of its countries and the Board continually reviews the status of those audits. CCA currently has ongoing tax audits in South Korea, Indonesia and PNG. No material tax assessments have been issued as a result of these audits.

  In relation to the South Korean audit, the tax authorities have recently raised some concerns from their latest audit and if the audit was ultimately concluded against CCA then a material assessment may result. CCA has strongly refuted the tax authority's preliminary in principle position and is providing additional information to assist with the investigation of this matter. CCA has received South Korean tax advice that it should be successful if it needs to challenge this matter.

  Given the preliminary nature of the discussions with the tax authorities in each of the countries and the variable factors involved, CCA is not in a position to determine the possible exposure, if any.

- *Introduction of International Financial Reporting Standards (IFRS) in 2005* – CCA has previously established a Steering Committee to assess the impact of IFRS. The work necessary is well advanced and on schedule to meet the reporting requirements in 2005.

  CCA current assessment of the impact of IFRS adoption is summarised as follows:
  - EBIT – CCA's underlying business will not be impacted and therefore current and future trading results will not materially change;
  - Debt servicing – the EBIT interest cover ratio (4.2 times as at 2 July 2004) will not be impacted;
  - Cash flow – CCA's cash flow will not be impacted;

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

- Intangible assets – as previously announced on 3 August 2004, an approximate $1.9 billion reversal of the previous revaluation of investments in bottler's agreements will arise against that asset and will lower retained earnings at 1 January 2004 by the same amount; and
- Dividends - CCA's current dividend payout ratio of 70% to 80% of net profit will not be affected and there is no impact on the Company's ability to pay current and future dividends.

For Australian tax purposes, the reversal of the revaluation of the Australian investments in bottlers' agreements in 2005 resulting from the adoption of IFRS may change the basis upon which CCA satisfies thin capitalisation requirements.

- *CCA dividends and Board composition* - Post the SPC Ardmona acquisition, CCA expects to maintain its dividend payout policy for future dividends at 70% to 80% of net profit, subject to the ongoing cash needs of the business. It is expected that dividends will continue to be fully franked for at least the next two years and interest cover post acquisition will be around 4 times.

  If the acquisition proceeds, a member of the SPC Ardmona Board will be invited to join the CCA Board. This will result in an eight member Board comprising five independent directors, two directors nominated by TCCC and the Managing Director of CCA.

CCA 2004 Trading Outlook

Assuming current trading conditions continue for the balance of December and based on CCA's expectation of South Korea recording a breakeven EBIT in 2004, CCA will achieve net profit growth in the second half of 2004 in excess of 10%. As a consequence, it now expects 2004 full year net profit to be at the mid to upper end of its previous guidance of the targeted annual growth range of 10% to 15%.

This will result in CCA achieving its fourth consecutive year of double-digit growth in net profit, with continued strong free trading cash flow (approximately $200 million).

Current trading conditions in CCA's main markets are as follows:

- the **Australian** business continues to outperform as a result of CCA's ongoing focus on product innovation, cold drink equipment placements, outlet expansion and non-carbonated beverage expansion. The success of these strategies is being reflected in continued strong volume and earnings growth, with Neverfail also delivering strong new customer and revenue growth;

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

- the **Oceania** businesses are cycling two years of very strong growth rates and in 2004 will still deliver another solid earnings performance;
- increased competitor pricing activity in **Indonesia** is continuing in some areas and has had some impact on trading. However, good volume growth has been achieved since the finalisation of the Indonesian Presidential elections. The new Indonesian government has recently announced its intention to abolish the 10% luxury goods tax on carbonated soft drinks and if passed through legislation as announced is expected to materially benefit volume and margins; and
- since June 2004, good progress has been made in **South Korea** on upgrading sales force capabilities and modernising sales execution. Over 20,000 new accounts have been opened since January 2004, representing a greater than 20% increase in customers. The early restructuring results have been very encouraging with good volume growth recorded in the outlets where modern merchandising standards have been applied. However, economic conditions and consumer confidence have not improved in South Korea in the second half and the additional investment made in restructuring the business is expected to result in an additional expenditure of approximately $8 million in 2004. As a consequence, South Korea is now expected to record a second half 2004 trading loss and full year 2004 EBIT at around breakeven levels.

As part of CCA's capital management initiatives and as previously disclosed, CCA has now finalised the sale of the remaining property at Doksan, South Korea for a consideration of approximately $50 million, at a premium to book value. Further warehouse rationalisation and distribution restructuring shall occur in 2005 and to allow sufficient time to evaluate the alternatives, CCA has entered into a leasing arrangement for this property.

Continued capital management initiatives will also see growth in CCA's return on capital employed of at least 1 percentage point for the 2004 financial year.

Acquisition of Parmalat's Northern Territory Coca-Cola Licence and Other Acquisitions

CCA has undertaken a number of small acquisitions in the second half of 2004 to strengthen its Australian beverage business, including Parmalat's Northern Territory Coca-Cola licence. These second half acquisitions, in aggregate, will cost less than $80 million and shall be funded from CCA's free cash flow and existing debt facilities.

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

CCA anticipates that through these acquisitions it will be able to deliver a higher level of service to its Australian customer base by:

- Northern Territory Coca-Cola licence – completing, in Australia, the final merger of Coca-Cola System bottling businesses and providing the opportunity to supply Parmalat's Northern Territory customer base with a full range of NARTD products.
- Quirk's Refrigeration - extending CCA's existing in-house cold drink and vending service operation, with access to modern systems and expertise in the supply and servicing of cold drink equipment.
- Crusta Fruit Juices Pty Limited - providing CCA with a platform to build its presence in the premium fresh juice market, with good access to fruit, local expertise in premium juice, an efficient cold chain distribution network and a juice manufacturing facility located in the important orange growing area in the Riverland.

On 7 December 2004, CCA advised that it had reached agreement to acquire all the Northern Territory soft drink sales, distribution and production assets of Parmalat Australia Limited. CCA already has the Alice Springs licence. The acquisition reflects CCA's confidence in the continued growth and strength of the Australian non-alcoholic beverage market and in its relationship with TCCC. Following the acquisition, which is expected to be finalised by early February 2005, CCA will be the sole licencee for TCCC beverages in Australia.

The Northern Territory acquisition will be completed at a cost of approximately $29 million. The additional revenue will be approximately $20 million per annum (CCA already supplies 25% of the volume of TCCC and CCA products sold by Parmalat in the Northern Territory) and shall generate around $4 million of EBIT in 2005. The acquisition is expected to achieve its cost of capital within two years and shall be earnings per share accretive in 2005.

Yours faithfully

D A Wylie
Secretary

ENDS

For further information, please contact:

Analysts - Peter Steel	+61 0419 290 767
Media - Alec Wagstaff	+61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA